November 2, 2005


Mr. John Fuller
President and Chief Executive Officer
In Veritas Medical Diagnostics, Inc.
The Green House, Beechwood Business Park North,
Inverness, Scotland IV2 3BL

	RE: 	In Veritas Medical Diagnostics, Inc.
Form 10-KSB for the Year Ended July 31, 2004
Form 10-KSB/A No. 1 for the Year Ended July 31, 2004 filed March
18, 2005 Form 10-KSB/A No. 2 for the Year Ended July 31, 2004 filed August 15, 2005 Form 10-KSB/A No. 3 for the Year Ended July 31, 2004 filed
September 14, 2005 Form 10-KSB/A No. 4 for the Year Ended July 31, 2004 filed October 31, 2005
		File Number 000-49972


Dear Mr. Fuller:

	We have completed our review of your Form 10-KSB and amendments thereto and related filings, and at this time do not have further comments.

							Sincerely,



							Martin James
							Senior Assistant Chief
Accountant

cc: Mr. Martin E. Thorp, Chief Financial Officer